SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of January 2005

                         INTERNET GOLD-GOLDEN LINES LTD.
                              (Name of Registrant)


                  1 Alexander Yanai Street Petach-Tikva, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes [ ] No X

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

                         Internet Gold-Golden Lines Ltd.

6-K Items

     1. Press release re Internet Gold Expands International Reach: Adds POP in Frankfurt to Existing London and New York POPs dated January 12, 2005.

                                                                          Item 1

Press Release                                              Source: Internet Gold

Internet Gold Expands International Reach: Adds POP in Frankfurt to Existing London and New York POPs

Wednesday January 12, 10:57 am ET

State-of-the-Art VoIP-Enabled Network Will Support Full Range of International Business Voice and Data Services

PETACH TIKVA, Israel, January 12 /PRNewswire-FirstCall/ -- Internet Gold (NASDAQ: IGLD - News) today announced that it has launched a new international POP (Point Of Presence) in Frankfurt, Germany. Its third international POP, the new activity joins Internet Gold's existing international POPs in New York and London.

The Frankfurt POP is an important component of Internet Gold's ongoing efforts to expand and upgrade its advanced IP infrastructure, and to extend the range of state-of-the-art services that it offers to international companies.

The POP will be connected to Internet Gold's network in Israel via 155MB STM1 lines, and will support GIGA-rate transmission to the Internet backbone. Traffic will be transmitted using the advanced MPLS protocol, enabling the Company to closely manage and monitor the end-to-end quality (QoS) of all services provided. To support the full range of voice services, the POP has been equipped with cutting-edge VoIP gateways from Veraz Networks, the same equipment deployed successfully to support Internet Gold's Israel-based VoIP services.

"The establishment of our Frankfurt POP is an important step that will enhance our ability to serve the international business community and improve our overall technological platform," said Mr. Eli Holtzman, Internet Gold's CEO. "It allows us to immediately begin marketing an expanded range of high-quality services to the international business community, including highly cost-effective International Voice and VPN offerings. As such, we believe the new POP will increase our business customer list significantly, boosting our traffic and improving our profitability."

About Internet Gold

Internet Gold is a communications company that provides Internet access and related value-added services, international telephony, e-advertising, content and e-Commerce services throughout Israel to both residential and business customers.

Internet Gold's operations are carried out through four subsidiaries. Its fully-owned subsidiary Internet Gold International specializes in the provision of international Internet and communication services. Its fully-owned subsidiary Gold Mind focuses on the provision of Internet value-added services. Through MSN Israel, its joint-venture with Microsoft Corp., the Company operates two of Israel's leading Internet portals, MSN-Israel and Start.co.il. Through P1000, its e-Commerce joint venture, the Company has established itself as one of Israel's leading e-Commerce providers.

For additional information about Internet Gold, please visit our Website at www.igld.com.

Certain statements made herein that use the words "estimate," "project," "intend," "expect," "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand for the Company's services, inability to timely develop and introduce new technologies, services and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's Annual Report filed with the Securities and Exchange Commission and its other reports as filed from time to time with the Securities and Exchange Commission.

    For further information, please contact:
    Ms. Idit Azulay, Internet Gold
    +972-3-939-9848
    idita@co.zahav.net.il

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            INTERNET GOLD-GOLDEN LINES LTD.
                                                 (Registrant)



                                            By /s/Eli Holtzman
                                               ---------------
                                               Eli Holtzman
                                               Chief Executive Officer




Date:  January 12, 2005